                       SECURITIES AND EXCHANGE COMMISSION,
                              WASHINGTON, DC 20549
                              --------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                       UNITED INVESTORS GROWTH PROPERTIES
                       (Name of Subject Company (Issuer))


                        AIMCO PROPERTIES, L.P. -- OFFEROR
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))


                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8081
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy To:

                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

        Transaction Valuation*              Amount of Filing Fee
        ----------------------------        ------------------------------
        $78,118.27                          $7.18*

    *    Previously paid.

    [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                      Filing Party:
                       --------------                     ---------------
Form or Registration No.:                    Date Filed:
                         ------------                   -----------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] issuer tender offer subject to Rule 13e-4.
         [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

This Tender Offer Statement on Schedule TO, as amended, relates to the tender offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase outstanding units of limited partnership interest of United Investors Growth Properties, a Missouri limited partnership, at a price of $4 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated February 25, 2002, and in the Press Release, dated March 19, 2002, and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement and Press Release are filed with this Schedule TO as Exhibits 1, 2, 3, and 11, respectively.

Based on information provided by the general partner of United Investors Growth Properties, AIMCO Properties believes it will not be able to purchase more than 19,529.57 units in the offer because the partnership agreement of UIGP prohibits the purchase of units which, together with all other units previously transferred in the preceding twelve months, exceeds 50% of the outstanding units.

================================================================================

Item 3.    Identity and Background of Filing Person.

On March 13, 2002, AIMCO Properties, L.P. filed a Current Report on Form 8-K with the Securities and Exchange Commission.

Item 12.   Exhibits.

1 Offer to Purchase limited partnership units of United Investors Growth Properties, dated February 25, 2002.*

2 Letter of Transmittal and related instructions, dated February 25, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit
         (1)(a)).*

3        Acknowledgement and Agreement, dated February 25, 2002.*

4 Letter, dated February 25, 2002 from AIMCO Properties, L.P., to the limited partners of United Investors Growth Properties.*

5 Third Amended and Restated Credit Agreement (Secured Revolving Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., Fleet National Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference.)

6 Quarterly Report of AIMCO Properties, L.P., for the period ending September 30, 2001, filed on Form 10-Q on November 14, 2001, incorporated herein by this reference.

7 Annual Report of AIMCO Properties, L.P. for the year ended December 31, 2000, filed on Form 10-K/A on May 1, 2001, incorporated herein by this reference.

8 Press Release of Apartment and Investment and Management Company, dated March 11, 2002, (Exhibit 99.1 to AIMCO Properties, L.P.'s periodic report of Form 8-K, filed March 13, 2002, is incorporated herein by this reference).

9 Press Release of Apartment and Investment and Management Company, dated December 4, 2001.

10 Press Release of Apartment and Investment and Management Company, dated February 11, 2002.

11 Press Release of Apartment and Investment and Management Company, dated March 19, 2002.


* Previously filed with the Tender Offer Statement on Schedule TO filed on February 25, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 22, 2002
                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                               (General Partner)

                                         By: /s/Patrick J. Foye
                                            ------------------------------------
                                         Executive Vice President


                                         AIMCO-GP, INC.

                                         By: /s/Patrick J. Foye
                                            ------------------------------------
                                         Executive Vice President


                                         APARTMENT INVESTMENT
                                         AND MANAGEMENT COMPANY

                                         By: /s/Patrick J. Foye
                                            ------------------------------------
                                         Executive Vice President

                                  EXHIBIT INDEX


      EXHIBIT
      NUMBER      DESCRIPTION
      -------     -----------
         1        Offer to Purchase limited partnership units of United
                  Investors Growth Properties, dated February 25, 2002.*

         2        Letter of Transmittal and related instructions, dated February
                  25, 2002 (included as Annex II to the Offer to Purchase attached as Exhibit (1)(a)).*

         3        Acknowledgement and Agreement dated, February 25, 2002.*

         4 Letter, dated February 25, 2002 from AIMCO Properties, L.P., to the limited partners of United Investors Growth
                  Properties.*

         5        Third Amended and Restated Credit Agreement (Secured Revolving
                  Credit Facility), dated as of November 6, 2001, by and among AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP
                  Management Company, Bank of America, N.A., Fleet National
                  Bank, and First Union National Bank. (Exhibit 10.1 to AIMCO
                  Properties, L.P.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001, is incorporated herein by this reference.)

         6 Quarterly Report of AIMCO Properties, L.P., for the period ending September 30, 2001, filed on Form 10-Q on November 14,
                  2001, incorporated herein by this reference.

         7        Annual Report of AIMCO Properties, L.P. for the year ended
                  December 31, 2000, filed on Form 10-K/A on May 1, 2001, incorporated herein by this reference.

         8        Press Release of Apartment and Investment and Management
                  Company, dated March 11, 2002, (Exhibit 99.1 to AIMCO
                  Properties, L.P.'s periodic report of Form 8-K, filed March
                  13, 2002, is incorporated herein by this reference).

         9        Press Release of Apartment and Investment and Management
                  Company, dated December 4, 2001.

         10       Press Release of Apartment and Investment and Management
                  Company, dated February 11, 2002.

         11       Press Release of Apartment and Investment and Management
                  Company, dated March 19, 2002.

* Previously filed with the Tender Offer Statement on Schedule TO filed on February 25, 2002.